UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

SONUS NETWORKS, INC.
(Name of Issuer)

Shares of Common Shares, par value $0.001 per share
(Title of Class of Securities)

835916107
(CUSIP Number)

Rob Vickers
P.O. Box 506625
Dubai, United Arab Emirates
+971-4317-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.

835916107

1.	Names of Reporting Persons Galahad Securities Limited I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -67,295,079-1
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -67,295,079-2
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -67,295,079-3
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 23.79%* 4
14.	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 282,836,611 Common Shares outstanding as of July 18, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2013.

1 See footnote 4

2 See footnote 4

3 See footnote 4

4 As disclosed below in Item 4, the reporting person listed above entered into a Purchase Agreement to sell 7,352,942 shares of Common Shares to the Issuer, which, when the repurchase is effectuated, will result in the reporting person being the beneficial owner of 59,942,137 Common Shares, or 21.76% of the Common Shares outstanding after giving effect to the fact that such repurchased shares will cease to be outstanding.

CUSIP No.

835916107

1.	Names of Reporting Persons Legatum Capital Limited I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -67,295,079-5
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -67,295,079-6
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -67,295,079-7
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 23.79%*8
14.	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 282,836,611 Common Shares outstanding as of July 18, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2013.

5 See footnote 8

6 See footnote 8

7 See footnote 8

8 As disclosed below in Item 4, the reporting person listed above entered into a Purchase Agreement to sell 7,352,942 shares of Common Shares to the Issuer, which, when the repurchase is effectuated, will result in the reporting person being the beneficial owner of 59,942,137 Common Shares, or 21.76% of the Common Shares outstanding after giving effect to the fact that such repurchased shares will cease to be outstanding.

CUSIP No.

835916107

1.	Names of Reporting Persons Legatum Global Holdings Limited I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -67,295,079-9
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -67,295,079-10
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -67,295,079-11
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 23.79%*12
14.	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 282,836,611 Common Shares outstanding as of July 18, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2013.

9 See footnote 12

10 See footnote 12

11 See footnote 12

12 As disclosed below in Item 4, the reporting person listed above entered into a Purchase Agreement to sell 7,352,942 shares of Common Shares to the Issuer, which, when the repurchase is effectuated, will result in the reporting person being the beneficial owner of 59,942,137 Common Shares, or 21.76% of the Common Shares outstanding after giving effect to the fact that such repurchased shares will cease to be outstanding.

CUSIP No.

835916107

1.
Names of Reporting Persons

Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996

I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization The Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -67,295,079-13
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -67,295,079-14
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -67,295,079-15
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 23.79%*16
14.	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 282,836,611 Common Shares outstanding as of July 18, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2013.

13 See footnote 16

14 See footnote 16

15 See footnote 16

16 As disclosed below in Item 4, the reporting person listed above entered into a Purchase Agreement to sell 7,352,942 shares of Common Shares to the Issuer, which, when the repurchase is effectuated, will result in the reporting person being the beneficial owner of 59,942,137 Common Shares, or 21.76% of the Common Shares outstanding after giving effect to the fact that such repurchased shares will cease to be outstanding.

EXPLANATORY NOTE

This Amendment No. 11 ("Amendment No. 11") amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 6, 2007, Amendment No. 1 filed with the Commission on September 10, 2007, Amendment No. 2 filed with the Commission on December 13, 2007, Amendment No. 3 filed with the Commission on December 26, 2007, Amendment No. 4 filed with the Commission on April 21, 2008, Amendment No. 5 filed with the Commission on June 19, 2008, Amendment No. 6 filed with the Commission on June 23, 2008, Amendment No. 7 filed with the Commission on June 30, 2008, Amendment No. 8 filed with the Commission on January 12, 2009, Amendment No. 9 filed with the Commission on May 15, 2009 and Amendment No. 10 filed with the Commission on January 15, 2010 by Galahad Securities Limited ("Galahad"), Legatum Capital Limited ("LCL"), Legatum Global Holdings Limited ("LGHL"), Legatum Global Investment Limited ("LGIL") and Senate Limited ("Senate"), acting on behalf of that certain trust formed under the laws of The Cayman Islands as of July 1, 1996 (the "Schedule 13D").  This Amendment No. 11 hereby amends the Schedule 13D to remove LGIL as a reporting person because prior to the filing of this Amendment No. 11 and pursuant to an internal reorganization, LGIL merged with and into LGHL, with LGHL continuing as the surviving entity; accordingly, the defined term "Reporting Persons" now refers only to Galahad, LCL, LGHL and Senate.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On August 22, 2013, Reporting Persons entered into a purchase agreement (the "Purchase Agreement') with the Issuer in which Galahad agreed to sell the 7,352,942 Common Shares to the Issuer, at a price per share of $3.40, corresponding to the closing market price of the Common Shares on August 22, 2013.  The closing of the sale of such Common Shares is scheduled to occur on August 27, 2013.  The description of the Purchase Agreement contained in this Amendment No. 11 is qualified in its entirety by reference to Exhibit 99.1 hereto.

The Reporting Persons continue to evaluate and review their continued beneficial ownership of, and investment in,  shares of the Issuer and may consider the following additional future courses of action: (i) continuing to hold their Common Shares for investment; (ii) disposing of all or a portion of such Common Shares in open market sales or in privately−negotiated transactions, including additional private sales to the Issuer or otherwise; or (iii) acquiring additional Common Shares in the open market or in privately−negotiated transactions.

Item 5. Interest in Securities of the Issuer

As disclosed in Item 4, the Reporting Persons entered into a Purchase Agreement to sell 7,352,942 Common Shares to the Issuer, which, when the repurchase is effectuated, will result in the Reporting Persons being the beneficial owner of 59,942,137 Common Shares, or 21.76% of the Common Shares outstanding after giving effect to the fact that such repurchased shares will cease to be outstanding.  The description of the Purchase Agreement contained in this Amendment No. 11 is qualified in its entirety by reference to Exhibit 99.1 hereto.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1                           Purchase Agreement, dated as of August 22, 2013, by and among Sonus Networks, Inc., Galahad Securities Limited, Legatum Capital Limited, Legatum Global Holdings Limited and Senate Limited, acting on behalf of that certain trust formed under the laws of the Cayman Islands as of 1 July, 1996.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 2013

GALAHAD SECURITIES LIMITED

By:	/s/ Mark A. Stoleson
Mark A. Stoleson
Director

LEGATUM CAPITAL LIMITED

By:	/s/ Mark A. Stoleson
Mark A. Stoleson
Director

LEGATUM GLOBAL HOLDINGS LIMITED

By:	/s/ Mark A. Stoleson
Mark A. Stoleson
Director

SENATE LIMITED, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996

By:	/s/ Mark A. Stoleson
Mark A. Stoleson
Director

Exhibit Index

Exhibit No.	Description

99.1
Purchase Agreement, dated as of August 22, 2013, by and among Sonus Networks, Inc., Galahad Securities Limited, Legatum Capital Limited, Legatum Global Holdings Limited and Senate Limited, acting on behalf of that certain trust formed under the laws of the Cayman Islands as of 1 July, 1996.